UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GX Acquisition Corp. II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36260F204**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.36260F204


1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  752,805

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  752,805

9
Aggregate Amount Beneficially Owned by Each Reporting Person

752,805

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.36260F204


1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  427,695

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  427,695

9
Aggregate Amount Beneficially Owned by Each Reporting Person

427,695

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.36260F204


1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,180,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,180,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,180,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.9%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.36260F204


1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  433,650

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  433,650

9
Aggregate Amount Beneficially Owned by Each Reporting Person

433,650

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.36260F204


1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  185,850

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  185,850

9
Aggregate Amount Beneficially Owned by Each Reporting Person

185,850

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.36260F204


1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  619,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  619,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

619,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.1%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.36260F204


1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  619,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  619,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

619,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.1%

12
Type of Reporting Person (See Instructions)

IA, PN



Explanatory Note

This Amendment No. 2 (the Amendment) amends, in its entirety, the Amendment No. 1 to the Statement on Schedule 13G filed by the reporting persons therein on December 14, 2021 which, due to an administrative error, attributed the shares held of record by ACM Alameda Special Purpose Investment Fund II LP to Atalaya Special Purpose Investment Fund II LP.


Item 1(a).	Name of Issuer:

       GX Acquisition Corp. II

Item 1(b).	Address of Issuers Principal Executive Offices:

       1325 Avenue of the Americas, 25th Floor, New York, NY 10019

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
ii.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
iii.	Atalaya Capital Management LP (ACM);
iv.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
v.	Corbin Opportunity Fund, L.P. (COF);
vi.	Corbin Capital Partners GP, LLC (Corbin GP); and
vii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of Alameda, ASPIF II and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Alameda is a Cayman Islands exempted limited partnership. Each of ASPIF II, ACM, CCP and COF is a Delaware limited partnership. CEOF is a Cayman Islands exempted company. Corbin GP is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

		Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		36260F204

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 1,180,500 Shares underlying Units, which amount includes (i) 752,805 Shares underlying Units held of record by Alameda and (ii) 427,695 Shares underlying Units held of record by ASPIF II. Each of Corbin GP and CCP may be deemed the beneficial owner of 619,500 Shares underlying Units, which amount includes (i) 433,650 Shares underlying Units held of record by CEOF and (ii) 185,850 Shares underlying Units held of record by COF.
		In addition to the securities reported on the cover pages hereto, ACM may be deemed to beneficially own (i) 250,935 warrants underlying Units held of record by Alameda and (ii) 142,565 warrants underlying Units held of record by ASPIF II. Each of Corbin GP and CCP may be deemed to beneficially own (i) 144,550 warrants underlying Units held of record by CEOF and (ii)
61,950 warrants underlying Units held of record by COF. Each warrant will become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months after the closing of the Issuers initial public offering. The warrants will expire on the fifth anniversary of the completion of a business combination.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 3.9% of Shares outstanding, which amount includes (i) 2.5% of Shares outstanding held of record by Alameda and (ii) 1.4% of Shares outstanding held of record by ASPIF II. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 2.1% of Shares outstanding, which amount includes (i) 1.4% of Shares outstanding held of record by CEOF and (ii) 0.6% of Shares outstanding held of record by COF. These percentages are based on 30,000,000 Shares outstanding as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021. The percentages reported in the cover pages and this
Item 4(b) herein do not include any Shares underlying warrants since the warrants are not exercisable within sixty days.

Item 4(c).	Number of shares as to which such person has:

Alameda:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 752,805
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 752,805

ASPIF II:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  427,695
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  427,695

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,180,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,180,500

CEOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  433,650
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  433,650

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  185,850
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  185,850

Corbin GP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  619,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  619,500

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  619,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  619,500

	The Shares are directly held by Alameda, ASPIF II, CEOF and COF (the Direct Holders). As Alameda and ASPIF IIs investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alameda and ASPIF II. As CEOF and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, CCP, Corbin GP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	Alameda, ASPIF II, ACM, CEOF, Corbin GP, CCP and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,800,000 Shares. CEOF, Corbin GP, CCP and COF disclaim beneficial ownership over the Shares held directly by Alameda and ASPIF II. ACM, Alameda and ASPIF II disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.		Description
99              Joint Filing Agreement



       JOINT FILING AGREEMENT

	The undersigned hereby agree that this Amendment No. 2 to the statement on Schedule 13G with respect to shares of Class A Common Stock, par value $0.0001 of GX Acquisition Corp. II is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 14, 2022


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel